EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

January 24, 2012.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwire on January 24, 2012.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

February 3, 2012.

Schedule "A"

PRESS RELEASE

Banro’s Updated Economic Assessment of Namoya Phase 1 Gold Project
Indicates First 3 Years of Full Production at an Average of 139,000 Ounces
per Annum at Average Total Cash Costs of US$478 per Ounce

●	The Phase I mining and processing plan will concentrate predominantly on the oxides and transitional material and is designed to maximize near term cash flow.
●	Average annual production of 122,000 ounces of gold at an average total cash operating cost of US$464 per ounce for the first five years of Phase I production.
●	Internal Rate of Return (IRR) of Phase 1 is 71% with a project payback of 10 months based on a US$1,500 per ounce gold price.
●	Initial capital costs of US$148 million and ongoing capital of US$5.4 million.

Toronto, Canada – January 24, 2012 – Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to announce completion of an updated Economic Assessment for its Namoya Project, located on the Twangiza - Namoya gold belt in the Democratic Republic of the Congo (the "DRC").

Highlights for the Namoya Phase I gravity heap leach project include:

●	Post tax net present value (NPV) of US$366 million based on a 10% real discount rate and a gold price of US$1,500 per ounce.
●	Post tax internal rate of return (IRR) of 71.3%, with a 10 month payback on project capital expenditure from the start of production.

The Namoya Project is planned to have two phases, with Phase I involving a CIL/gravity and heap leach process (“gravity heap leach”) for the recovery of easily leachable oxide and transitional ores and Phase II involving a milling/carbon-in-leach (CIL) plant to treat the fresh rock and optimize recoveries to approximately 94%.  This updated Economic Assessment (“EA”) relates only to the Namoya Project Phase I production potential and concentrates on the initial years that, together with production and cash flows from Banro’s Twangiza mine, are expected to underpin Banro’s development of the gold belt.

The ongoing exploration drilling program at Namoya will continue to target additional sources of oxide and transitional material. Since the primary material of the Namoya deposits is open at depth and free milling, an extensive deep-drilling program will be undertaken to define this potential by the fourth quarter of 2012.

A previous EA of Namoya was completed in January 2011 based on delineated measured, indicated and inferred mineral resources at that time.  The January 2011 EA was based on an agglomerated heap leach model for ore processing.  This updated EA is based on a gravity heap leach operation without the need to agglomerate, and uses the updated measured and indicated mineral resources for Namoya announced by the Company in its December 23, 2011 press release.

This current EA has been prepared by MDM Engineering Group Ltd ("MDM") and includes work carried out on the Namoya Project by a number of independent consultants, including Venmyn Rand (Pty) Ltd.  MDM has been appointed to manage the processing engineering design, associated plant infrastructure, heap leach pads and ponds.

“The decision to advance the Namoya Project using a gravity heap leach circuit as an initial processing phase has been based on the high gold recoveries achievable through this process, relatively modest capital expenditure, short lead time to production and consideration for the high annual rainfall at Namoya. The Namoya Phase I Project is planned to essentially double the gold production together with the Twangiza mine to approximately 240,000 ounces of gold per annum and, at a gold price of US$1,500 per ounce, will generate significant free cash flow that will place Banro in an excellent position to further develop this gold belt,” said Simon Village, Banro’s President and CEO.

Namoya Project Overview

The Namoya Project, which is 100% owned by Banro, is situated at the south-western end of the Twangiza-Namoya gold belt in the Maniema Province of the eastern DRC and covers an area of 174 sq km.  Exploration commenced in December 2004 and, to date, 295 diamond drill holes totaling 43,502.72 metres have been completed, together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit.  Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube and Filon B, all within two kilometre of the four main deposits, to further increase oxide and transitional mineral resources for the heap leach project.

Mineral Resources

The Namoya project's attributable mineral resources (which are set out in the following table) have been derived from resource drilling and assays received prior to November 1, 2011 and are as reported in the Company's press release dated December 23, 2011. As highlighted in the December 23, 2011 press release, estimated measured and indicated mineral resources have increased by 39.0% to 1.58 million ounces of gold (24.77 million tonnes grading 1.99 g/t Au at a cut-off grade of 0.4 g/t Au), compared with the previous measured and indicated mineral resource estimates of 1.13 million ounces of gold at a cut-off grade of 0.4 g/t Au (14.58 million tonnes at a grade of 2.43 g/t Au) announced by Banro in its press release dated January 24, 2011 as part of the January 2011 Namoya EA.

	Measured			Indicated			Inferred
	Mt	Au (g/t)	Moz	Mt	Au (g/t)	Moz	Mt	Au (g/t)	Moz
Oxide	8.50	1.86	0.51	1.65	1.45	0.07	2.41	1.18	0.10
Transitional	6.16	2.03	0.40	0.76	1.30	0.03	2.71	1.18	0.10
Fresh rock	5.25	2.36	0.40	2.45	2.10	0.17	4.35	1.74	0.24
Total	19.91	2.05	1.31	4.86	1.75	0.27	9.47	1.44	0.44

Notes: A cut-off grade of 0.4 g/t Au was used. A gold price of US$1,700 was used to estimate mineral resources. See also Cautionary Note Concerning Resource Estimates at the end of this press release.

The increase in the contained gold of the current model relative to the previous estimates is a function of the improved geological knowledge and the level of confidence in the mineral resource classification process as well as increased mineral resource categorization.  This follows from additional drilling that had been carried out during 2011 including 24 boreholes totaling 2,432 metres of diamond drilling and a further 3,465 metres of auger drilling.  Furthermore, the increase in the tonnage of ore and the decrease in the average grade of the current model relative to the previous estimates is a function of the tighter mineralization constrain of the previous model relative to the current model and the inclusion of the auger drill core data in the current model for the evaluation of the regolith material in the Mwendamboko deposit.

These estimates were prepared in-house by Banro in accordance with National Instrument 43-101 and have been reviewed by independent consultants Venmyn Rand (Pty) Ltd ("Venmyn"). They were based on drilling data available as at November 1, 2011 and followed a review, analysis, interpretation and estimation led by Venmyn.

Venmyn has visited the site to review data collection procedures, geological interpretations and modeling, and estimation using geostatistical techniques. Venmyn also reviewed the geological and grade continuity to supplement the review of data quality in order to confirm mineral resource classification categories to reflect the sample coverage. Venmyn is satisfied that the drilling, sampling, database and geological modeling protocols comply with the standards prescribed by National Instrument 43-101.

Venmyn has also reviewed the grade cut-off and pay limit strategies being evaluated by Banro and its advisors and believes the current Namoya EA is regarded as a reasonable basis from which to consider future optimization scenarios that could incorporate grade control and various processing alternatives.

Mining Production Plan

The latest mine planning and scenario analyses has taken into consideration the latest mineral resource estimates as set out above to determine a high grade scenario pit shell using of Whittle™.

Pit shell designs were undertaken on the four principal deposits at Namoya based on the following parameters:

Input Data	Units
Gold price	US$1,200 per ounce
Mining dilution	5% at zero grade
Pay limit for high grade	1.0 g/t
Stockpile ore	0.4 g/t-1.0 g/t
Waste	<0.4 g/t
Mining recovery	95%
Pit slopes	Minus 40 to 50 degrees
Metallurgical recovery	Oxides (88%), Transitional (84%)

The mineral resources used in this update of the EA generate the following production schedule for Namoya Phase I and has been determined as a possible high-grade scenario:

Note:
“Year 1” shown in the above table relates to the pre-production and ramp-up period.

Processing

Previous metallurgical test work on the oxide and transitional material of the Namoya deposit, including recovery and comminution studies, was completed by SGS Lakefield in Johannesburg.  In addition to previous heap leach test work undertaken by Kappes Cassiday, new test work on a gravity heap leach plant design by SGS Lakefield has established oxide metallurgical recoveries averaging 88%.

MDM has completed a feasibility design for a 2.0 Mtpa gravity heap leach processing facility with an up-front, three stage wet crushing system to produce minus 10 mm material.  Recovered fines will be CIL/gravity treated and the remaining coarse fraction will be stacked on a permanent leach pad for cyanide leaching.

The mine site terrain at Namoya is well suited for a heap leach facility with the gentle slopes favourable for the location of leach pads and ponds, away from the small range of hills that contain the four pits.

Power

The total installed power for the mine is estimated at 4.75 MW and will be provided by diesel generators.

Capital Costs and Infrastructure

The following table summarizes expected capital costs for the Namoya Phase I Project and includes discussions with equipment providers and also knowledge gained from current projects in Africa including MDM’s Tarkwa Expansion for Gold Fields Ltd and current work for African Barrick Gold’s Bulyanhulu Project as well as input of current costs experienced at Banro’s Twangiza mine.

Operating Costs

The following total life-of-mine cash operating costs are determined and incorporated into the financial analysis below:

Project Economics and Financial Analysis

MDM has produced a cash flow valuation model for the Namoya Phase I Project based on the geological and engineering work completed to date using diesel generating power and with owner mining. The financial model also reflects the favourable fiscal aspects of Namoya’s Mining Convention, which includes 100% equity interest and a 10-year tax holiday from the start of production. An administrative tax of 5% for the importation of plant, machinery and consumables, a 1% royalty on gold sales and a 4% community net profits tax have been included in the projected capital and operating costs. The Base Case was developed using a long-term gold price of US$1,500 per ounce.

The above financial analysis does not take into account ongoing exploration, feasibility, financing or interest costs.

Accessibility and Transport

MDM has undertaken preliminary analysis of access routes to the Namoya Project for plant and equipment as well as ongoing production materials and consumables. Access to Bukavu is available predominantly via tar road from the port of Mombasa in Kenya. From Bukavu, the N5 road to Uvira/Fizi will be used and the upgrading of the secondary road to Namoya is in progress.

Environmental and Social Aspects

Data collection and reporting for the environmental and socio-economic baseline study at Namoya by SRK Consulting were largely completed by the end of 2009. Going forward, these will be updated as well as the water studies which remain to be finalised.

Project Opportunities

Banro is actively pursuing a number of alternatives for enhancing and increasing the economics and financial returns relating to the Namoya Phase I Project. These include delineating additional resources from the known deposits as well as from a number of new prospects.

Development Timetable

The Namoya Project is fully permitted. The metallurgical test work for the heap leach and CIL has fundamentally been concluded and engineering design for the gravity heap leach to 5% capital cost accuracy has been undertaken by MDM, who have been appointed as the Engineering Procurement & Construction Management (EPCM) contractors. The geotechnical drilling is planned to be undertaken in the first quarter of 2012 and environmental impact assessment for submission prior to, but not as a pre-requisite of, any mining activities is to be completed in 2012. The opening up of the construction site through the access to Namoya via the N5 road has now been attained to a level that will support development and construction, however, this road will need improving to support services required for full-scale mining activities. This cost is reflected in the budget. Civil engineering is planned to commence in May 2012 and practical completion is planned for the first quarter of 2013. Commercial gold production for the Namoya Phase I Project is envisaged for the second quarter of 2013, with ramp up to full production envisaged for the fourth quarter of 2013.

Qualified Persons

The updated EA for the Namoya Phase I Project announced in this press release was prepared under the supervision of David Dodd, who is a Fellow of the Southern African Institute of Mining and Metallurgy, an employee of MDM and a "qualified person" (as such term is defined in National Instrument 43-101).  Mr. Dodd has reviewed and approved this press release.

Daniel K. Bansah, who is a Member and Chartered Professional of The Australasian Institute of Mining and Metallurgy (MAusIMM(CP)), the Company's Vice President, Exploration and a "qualified person" (as such term is defined in National Instrument 43-101), is responsible for the current mineral resource estimates for the Namoya Project as referred to in this press release. Mr. Bansah has reviewed and approved such disclosure.

Additional information with respect to the Namoya Project is contained in the technical report dated March 3, 2011 and entitled "Preliminary Assessment NI 43‐101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo". A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of four additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution to shareholders. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Simon Village, CEO & Chairman, United Kingdom, Tel: +44 1959 575 039,
or
Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada; +1 (416) 366-2221,
or
Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938, info@banro.com

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource estimates, potential mineralization, potential mineral resources, projected timing of future gold production and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Namoya EA disclosed in this press release; failure to establish estimated mineral resources; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note Concerning Resource Estimates

The mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource estimates included in this press release are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

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